Filed by Union Planters Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

    Subject Companies:  Union Planters Corporation (Commission File No. 1-10160)
                      Regions Financial Corporation (Commission File No. 0-6159)


The following is the transcript of a pre-recorded voice message to employees of Union Planters Corporation from Jackson W. Moore, Chairman, President and Chief Executive Officer of Union Planters Corporation:


                        Pre-recorded Employee 800 Number
                        --------------------------------

                                   Jack Moore
                                   ----------



Hello. This is Jack Moore. Thank you for calling to listen to this important message.

We have come to a major milestone in our long and proud history. We have just announced that Union Planters Corporation will merge with Regions Financial and together we will become the 14th-largest bank holding company in the United States. We will have assets of $80.5 billion and will be known as Regions. The headquarters for the combined company will be in Birmingham, Alabama; however the headquarters of the mortgage operation and Morgan Keegan will be in Memphis.

The combination of Union Planters and Regions will create a new regional force in bank and financial services. In the mid-South region of Alabama, Arkansas, Georgia, Louisiana, Mississippi and


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Tennessee we will have the number one market position. And we will have a strong presence in high-growth, high-potential markets and the leading securities brokerage company in the South. We will serve 5.1 million customers across our 15 state franchises.

We are planning a careful and intelligent integration to ensure as seamless a transition as possible. Several key executive decisions have already been made. Until his planned retirement in June of 2005, Carl Jones will be CEO. At that time, I will become CEO of the combined company.

We know that you will have questions and concerns and top among them may be what about my job? We expect that because of modest branch overlap between Regions and Union Planters, and the effects of attrition, that job loss will be minimal. Be assured that for those whose jobs are impacted, there will be opportunity to post for open positions.

You have heard me talk about our customers as our top priority and that is true now more than ever. Our company and Regions share a


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common culture and business model with a commitment to provide excellent customer service. Customers must continue to be our top priority.

I thank you for your dedication and we will keep you informed, and I know that with everyone pulling together on behalf of our millions of customers, we will truly create a new force.


                                      # # #

          Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission's Internet site www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jenifer M. Goforth, Regions Financial Corporation, P. O. Box 10247, Birmingham, AL 35202-0247, telephone: 205/244-2823 or to Richard W. Trigger, Union Planters Corporation, 6200 Poplar Ave., Memphis, TN 38119, telephone: 901/580-5977. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions on April 16, 2003, and information regarding Union Planters' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.